Exhibit 4.3

English Translation

Policy Management Agreement

between

China Life Insurance (Group) Company

and

China Life Insurance Company Limited

Table of Contents

1.	AUTHORIZATION	1

2.	BASIC PRINCIPLES	2

3.	SCOPE OF AGENCY	4

4.	ACCOUNT AND ACCOUNT MANAGEMENT	5

5.	DATA AND DOCUMENTATION	6

6.	INSPECTION, EXAMINATION AND REPORT	7

7.	INSURANCE AGENCY SERVICE FEES AND PAYMENTS THEREOF	8

8.	PAYMENT OF COMMISSIONS	9

9.	THIRD PARTY COSTS AND EXPENSES	10

10.	TAXATION	10

11.	REPRESENTATIONS, WARRANTIES AND UNDERTAKINGS	10

12.	TERM	11

13.	INDEMNIFICATION	11

14.	LIABILITY FOR BREACH	12

15.	TERMINATION	12

16.	FORCE MAJEURE	13

17.	CONFIDENTIALITY	14

18.	ASSIGNMENT	14

19.	NON-WAIVER	14

20.	NOTICES	14

21.	PERFORMANCE OF THIS AGREEMENT	15

22.	FURTHER ACTIONS	15

23.	GOVERNING LAW AND DISPUTES SETTLEMENT	15

24.	EFFECTIVENESS, VERSIONS AND MODIFICATIONS	16

i

This Policy Management Agreement (the “Agreement”), is entered into on December 31, 2021 in Beijing, People’s Republic of China (“PRC”), by and between the following two parties:

(1)	China Life Insurance (Group) Company (“Party A”) Address: China Life Center, 17 Financial Street, Xicheng District, Beijing

(2)	China Life Insurance Company Limited (“Party B”) Address: China Life Plaza, No. 16 Financial Street, Xicheng District, Beijing

Whereas:

(1)	Party A is a wholly state-owned limited liability company duly organized and existing under the laws of the PRC.

(2)	Party B is a joint stock life insurance company, exclusively and legally initiated and established by Party A, and duly exists under the laws of the PRC.

(3)

Party A and Party B have entered into a Restructuring Agreement on September 30, 2003, pursuant to which Party A shall transfer to Party B certain “Transferred Policies” and Party A shall retain Non-transferred Policies (the “Old Policies”) as defined in such agreement.

(4)

According to the Non-Competition and Priority Agreement signed by Party A and Party B, Party A undertakes that it will not, directly or indirectly, engage in, participate in or operate, within the territory of China (not including Hong Kong, Macau and Taiwan), any life, health or accident insurance business that may compete with the insurance business of Party B, and that Party A will authorize Party B to manage the business under Old Policies on its behalf (including the modification or renewal of riders in relation thereto).

(5)	Both Parties are willing to make fair and reasonable arrangements for the management of the insurance business under Old Policies.

Therefore, for purpose of setting forth rights and obligations of both Parties and regulating the policy management activities, after friendly negotiations, and on the basis of equality and mutual benefits, both parties agree as follows:

1.	Authorization

1.1	Authorized Matters

According to the terms and conditions of this Agreement, Party A authorizes Party B as its agent to manage the insurance business under the Old Polices, and shall in return pay Party B service fees. Party B agrees to and accepts such authorization.

1.2	Purpose of Authorization

Party B shall manage the insurance business under the Old Polices and perform its duties strictly according to the agreement between both Parties and applicable laws, regulations, and relevant rules and requirements of competent authorities and insurance regulatory authority, and, shall, as according to Party A’s requirement, with a target for equal management and equal service, assist Party A in ensuring the stable and healthy operation of the insurance business under the Old Polices and prevent and solve potential business risks.

2.	Basic Principles

2.1

Party B shall perform the duties of insurance agent in accordance with this Agreement, and any rights of policyholders under the Old Policies and any obligations, benefits, losses or risks of the insurer in regard to the Old Polices shall be undertaken by Party A. Party B shall undertake the management responsibilities and risks of the insurance business under the Old Polices as the agent. Unless otherwise agreed by both parties, Party B shall under no circumstances be liable to pay any benefits or claims, or to make any advances due in respect of any benefits or claims under the Old Polices.

2.2

Party B shall have a fiduciary duty to Party A, which shall require Party B to diligently perform its duties as agent so as to comply with relevant laws, regulations and rules of competent authorities and the insurance regulatory department. Party B shall diligently perform its duties as an agent and shall, within the scope of authorization, have discretion to conduct the authorized insurance business with the same experience, business.

2.3

Party A shall authorize Party B to conduct businesses within the scope of agency as required by its actual needs for business agency, and Party B may assign the authorization to its branches based on their business scale, management level and risk control capabilities.

2.4

Party B shall perform the obligations of the agent in accordance with the terms of the Old Policies, applicable laws, regulations, and relevant rules and requirements of competent authorities and insurance regulatory authority, and the relevant management system, rules, business standards and regulations as formulated (and modified from time to time) by Party A in accordance with applicable laws, regulations, and relevant rules and requirements of competent authorities and insurance regulatory authority. Party B shall, after consulting with Party A, implement the relevant management system, rules, business standards and regulations formulated (and modified from time to time) by Party A as according to the requirements of operation and management. The service standard for the agency business of Party B shall comply with relevant provisions of this Agreement as well as the original provisions under the Old Policies and shall also comply with external supervising standards. If any standards or requirements cannot be met, Party B shall inform Party A promptly and cooperate with Party A to report to appropriate regulating authorities.

2.5

When performing the agency duties, Party B shall assume the responsibility of compliance monitoring for the agency businesses, observe compliance obligations in relation to, among others, anti-money laundering, solvency, taxation and finance, as well as other compliance obligations under applicable laws and regulations or as required by competent authorities and financial regulators, promptly monitor and actively deal with compliance risks in connection with the agency businesses to ensure that the agency businesses and relevant management work are compliant with appropriate requirements. In case of violation of compliance obligations and/or losses incurred by Party A, Party A shall have the right to seek liabilities against Party B, and Party B shall rectify the violation in a timely manner and compensate Party A for the losses.

2.6

Party B may employ the same resources of its own insurance business (e.g. personnel, offices, equipment, etc.) to manage the agency business, but Party B shall separately manage (excluding paper files), check the accounts of (including daily bookkeeping and monthly settlement), and conduct internal verification of its own insurance business and the agency business.

2.7

For purposes of this Agreement, Party B may hire, either directly or on behalf of Party A’s, external auditors, external actuaries, external attorneys and other external professional experts, provided that prior approval or consent has been obtained from Party A, and that the necessary delegation of authority has been made.

2.8	Neither Party B nor its branches shall conduct any publicizing or reporting in any occasions or on any media which are adverse to the agency business or Party A.

2.9

Party B’s own insurance business and the agency business shall use a unified set of insurance documents printed by Party B and the seals of Party B, but in conducting the agency business, Party B shall place special note at the appropriate place of related documents indicating that, “The insurance business under this insurance policy is being conducted by China Life Insurance Company Limited on behalf of China Life Insurance (Group) Company, and the legal responsibilities under this insurance policy shall be borne by China Life Insurance (Group) Company.”

2.10

Party A shall have the right to inspect, supervise and examine the Party B’s agency business. Party B shall provide cooperation to Party A’s inspection, supervision and examination of its agency business.

2.11

Party B shall provide the agency service under this Agreement in accordance with the standards provided herein, and shall establish adequate risk prevention and internal control systems as according to the characteristics of the agency business.

2.12

Party B shall abide by any policies, rules, guidelines, standards and requirements in relation to the authorized insurance business which are made and amended from time to time by Party A according to applicable international and domestic laws and regulations as well as relevant rules and requirements of competent and regulating authorities, and collect, summarize, organize, provide and submit as an agent data, materials, information and reports in connection with the authorized insurance business according to relevant regulations and requirements in order to assist and cooperate with Party A to properly fulfill its obligations including but not limited to the information reporting obligations with respect to anti-money laundering and insurance business case.

3.	Scope of Agency

3.1	Party A hereby authorizes Party B to manage on its behalf the following insurance business under Old Policies:

(i)

Day-to-day insurance administration services: conservation, claim settlements, payment and premium collections, daily settlements, account verifications and preparation of business and financial reports;

(ii)	Customer services: answering or handling inquiries or complaints from the policy holders, insured or beneficiaries of Old Policies;

(iii)	Statistics and file management;

(iv)	Invoice and receipt management;

(v)	The reinstatement of Old Policies and the renewal of riders (the business thereby required to be underwritten shall be underwritten in accordance with Party A’s underwriting standards);

(vi)	Reinsurance; and

(vii)	The handling of disputes relating to Old Policies, including bringing or defending suits on behalf of Party A.

3.2

Party A hereby authorizes Party B to conduct separate account verifications and financial management in respect of the agency business in accordance with the accounting and financial management rules set forth in writing by Party A. Party B shall provide to Party A periodically, and according to requirements of competent authorities and regulatory authority and Party A’s requirements, accurate and complete accounting information, including internal management reports and supervisory reports, necessary to make internal decisions regarding the management of the business and external disclosures.

3.3

Party B shall set up separate accounting books to account for all agency business items, including income, expenditures, assets, liabilities and owners’ equity. All branches and offices under Party B at various levels shall set up independent accounting systems for the agency business.

3.4

Party A hereby authorizes Party B to manage on its behalf the business and finance system applications supporting the Old Policies in order to satisfy the requirements of risk control, regulatory authority and management of Party A. Party B shall be responsible for the implementation based on Party A’s management policy and routine management opinion.

3.5	Party A hereby authorizes Party B to manage Party A’s products in accordance with requirements of insurance regulatory authority, and Party A shall provide Party B with relevant actuarial support.

3.6

Party B is authorized to conduct tax declarations of the business under Old Policies on Party A’s behalf, assist Party A in paying taxes, and perform the tax withholding and payment obligations in accordance with the state and local tax laws and regulations.

4.	Account and Account Management

4.1

Party B shall open accounts for agency business in accordance with the People’s Bank of China’s relevant requirements on opening accounts. Party B shall maintain separate accounts for income and payments in respect of the agency of insurance business under Old Policies. Party B shall open, in its own name, agency business income and payment accounts with a bank approved by both Parties in accordance with the requirements of this Section 4.1. Party B shall strengthen the management of agency business income and payment accounts, and for any increases or decreases in such accounts, with units on the provincial level as a whole, a prior approval of Party A is required in case of increase in the total number of accounts as of the application, in which case the original account shall be closed and a new account shall be opened within six months thereafter , or Party B may proceed directly according to its own relevant regulations in case of no increase in the total number of accounts.

4.2

The headquarters of Party B may have accounts for both income and payments in relation to the agency business, and provincial branches of Party B shall separately open agency business income accounts and payment accounts exclusively for settlement of income and payments in regard to the agency business.

4.3

(1)

The city-level branches of Party B shall open agency business income accounts to be used exclusively for the collection of premium payments in regard to the agency business, in accordance with the needs of agency business. Party B’s branches shall transfer the funds in relation to the agency business in a timely manner to the income account or the account for both income and payments of the headquarters of Party B in full, and shall then be transferred by Party B’s headquarters into the account designated by Party A by 4:00 p.m. Beijing time every day.

(2)

Unless otherwise provided in this Agreement, Party B shall not withdraw, dispatch, employ or pledge the premium payments in the agency business income account without permission, and shall not open other accounts to collect, deposit, hide, or retain in any other fashion premium payments collected in connection with the agency business.

4.4

(1)	The city-level branches of Party B shall open payment accounts for the agency business in accordance with the needs of the agency business.

(2)

Party A shall, based on the funding request of Party B, relevant forecasts and historical data, transfer to the payment account for the agency business at Party B’s headquarters the funds for payment of insurance claims and benefit amounts and other necessary costs and expenses for the current month under the Old Policies. Party B’s headquarters shall in a timely manner transfer such funds in full to the payment accounts of Party B’s provincial level, and Party B’s provincial branches shall transfer such funds to Party B’s city-level or county-level branches accordingly.

(3)

Party B has the right to withdraw, dispatch and employ the funds in the payment account in accordance with this Agreement to satisfy payment obligations in regard to claims and benefit amounts, commissions and third party costs and expenses under the Old Policies. Unless otherwise provided in this Agreement, Party A shall not in any fashion interfere with or in any way withdraw, dispatch, employ or pledge such funds without permission.

(4)

If Party B’s provincial branches finds that the balance of its account is insufficient or will become insufficient to meet the necessary payment needs of the current month, it shall submit to Party B’s headquarter as well as Party A an urgent funding request. Party A shall transfer the additional funds required for such month to the payment account of Party B’s headquarters within 5 business days after receiving such funding request.

5.	Data and Documentation

5.1

Party A owns all data generated in connection with the agency business under this Agreement (including, but not limited to, business data, actuarial data and financial data) and all documentation relating to the agency business under this Agreement (including but not limited to paper documentation and electronic documentation) (collectively, the “Agency Business Data and Documentation”). It is Party A’s responsibility to keep original documentation or materials for insurance products developed and issued by the head office before execution of the Restructuring Agreement and it is Party B’s responsibility to keep original documentation or materials for insurance products developed and issued by local branches before execution of the Restructuring Agreement. Original documentation or materials shall include terms (agreements), rates, surrender value or cash value, calculation base, approval documents, documents issued for implementation and other relevant materials.

5.2

During the term of this Agreement, Party B has the obligation to safely maintain and regularly update the Agency Business Data and Documentation, to keep it confidential, and to manage it with the same degree of diligence as it does for its own business data and documentation. However, Party B shall manage and store the Agency Business Data (including video data) and its own business data separately. If it is impossible to store physical forms of documentation separately, storage locations shall be marked in the documentation system.

5.3

Party B shall manage the business data, actuarial data and financial data of the agency business under this Agreement in accordance with the relevant data management rules formulated by Party A in writing and acknowledged by Party B, and shall separately process and transmit such business data and financial data in conformity with business processing, actuarial and finance processing systems acknowledged by Party A, and check the business data and financial data for consistency in accordance with regulatory requirements.

5.4

During the term of this Agreement, in accordance with the terms and conditions of this Agreement, Party A may use, reference and inspect Agency Business Data and Documentation, and Party B shall provide assistance and cooperation to Party A in respect thereto. In response to Party A’s reasonable request, Party B shall provide Party A with materials in connection with the agency business data or copies of relevant documentation.

5.5	Party B shall return data and documentation in connection with the agency business to Party A when this Agreement is terminated.

6.	Inspection, Examination and Report

6.1

Without affecting or interfering with Party B’s normal business operations, Party A shall have the right to conduct on-site or off-site, and daily or annual inspections in order to determine whether Party B’s conduct of the agency business under this Agreement complies with the business standards, financial standards, rules and systems agreed upon by both Parties, and to test the accuracy of the related accounting information provided by Party B. Party B shall provide all reasonably necessary assistance and cooperation. Expenses incurred due to such inspections shall be borne by Party A. Party B shall promptly correct the problems as according to findings of the inspection and request of Party A.

6.2

Party B shall promptly submit periodic report on agency business in accordance with regulatory requirements and Party A’s requests and temporary report on material matters occurring in daily operations. The contents of such reports shall include, but without limitation, product management of agency business, change of business and financial data, and the technical indications for the daily operation of agency business information systems. In case of changes in internal and external environments or conditions which directly affect the operation and management of authorized businesses, Party B shall report such changes and propose countermeasure to Party A in a timely manner.

6.3

When reporting data as required by Party A, Party B shall be responsible for reviewing the trueness, accuracy, completeness and consistency of reported data and statements so as to ensure smooth conduct of Party A’s work.

6.4

Within 90 days after the end of each calendar year, Party B shall prepare and submit to Party A an annual report concerning its insurance business agency, which shall include basic description of the business agency work, performance of the agency agreement, implementation of business regulations, supervision, inspection and corrections, as well as a work plan for the next year.

6.5

Party B shall, within 75 days after the end of each calendar year, provide to Party A information such as data and statements as according to Party A’s request to assist Party A in preparing year-end budget report, annual statistics report, annual financial report, annual inspection report and internal controls report. In particular, annual financial report, solvency report and other reports shall be submitted at the time required in annual final accounts notification.

6.6

Party B shall, after the end of each calendar year or according to regulatory and Party A’s requirements, provide to Party A information such as data and statements and to assist Party A in conducting liability assessment and preparing relevant reports.

6.7

Party B shall submit data of the business processing system and statistical reports as of December 31 of previous year to Party A before January 31of each year. Party A shall complete the audit in relation to the number of authorized businesses within twenty days after receipt of Party B’s written statistical report, and confirm the statistical results of the number in writing with Party B. In case of any problem, Party A shall promptly notify Party B and Party B shall correct such problems or give explanations in a timely manner.

6.8

For reinsurance businesses, Party B shall submit detailed schedules and bills of a previous quarter to Party A within forty-five days after the end of each quarter. Party A shall complete the audit within thirty days after receipt of such schedules and bills and send collection/payment notice to Party B, and then Party B will collect/pay money from or to reinsurance companies as required.

7.	Insurance Agency Service Fees and Payments Thereof

7.1	The method of calculating service fees for any period shall be as follows:

(i)

the number of policies in force as of the last day of relevant calculating period, multiplied by RMB14.00 (number of policies in force for a group insurance policy is equal to the number of individuals covered by such policy (not including individuals under lapsed or expired policies)); plus

(ii)	2.5% of the actual premiums collected during such period.

7.2	Payment procedure for service fees:

(i)	In every year, each period starting from January 1 and ending on December 31, shall be deemed to be a payment period.

(ii)

Within 30 days after the end of a payment period, Party B shall consolidate all the information and determine the amount of service fees for such payment period in accordance with Section 7.1, and submit the related bill with detailed schedules to Party A.

(iii)

Unless Party A provides, within 30 days after receiving such bills and detailed schedules, adequate evidence that the amount of such service fee is unreasonable, the service fee specified in such bills shall be paid into the account designated in writing by Party B within thirty days after Party A receives such bills and detailed schedules as well as special VAT invoices which contain correct invoice information.

7.3	Provisions on taxation for the service fees

(i)	The service fees are VAT inclusive. Unless agreed in writing by the two parties, Party B will not otherwise collect any VAT or surcharges in addition to the contract price for the agency business;

(ii)	Party B shall provide Party A with legal and valid VAT special invoices;

(iii)	The two parties hereto shall perform their respective tax payment and withholding obligations resulting from this Agreement according to applicable tax laws.

7.4	The upper limit of annual transaction amount hereunder is RMB 491 million, and the upper limit of total transaction amount during the term hereof is RMB1.473 billion.

8.	Payment of Commissions

8.1

Any direct commissions to insurance agents and any corresponding pension fees incurred in connection with premium collections for the renewal of Old Policies shall be borne and paid by Party A in accordance with the payment standards that were specified when such policies were issued. Except for such aforementioned direct commissions and relevant pension fees, all other supplementary commission expenses incurred in connection with such insurance agents (including, but not limited to, bonuses, social welfare expenses, training expenses, and allowances) shall be borne by Party B.

8.2	All of the aforementioned commissions borne by Party A shall be paid in accordance with the requirements of Section 4.4 of this Agreement.

9.	Third Party Costs and Expenses

9.1

Third party costs and expenses mean costs and expenses received by third parties, and arising in connection with Party B’s performance of its duties with respect to insurance agency under this Agreement and agreed by Party A, excluding service fees payable to Party B pursuant to Section 7 of this Agreement, commissions set forth in Section 8 and tax duties and related expenses set forth in Section 10. Such costs and expenses include, but are not limited to, fees for auditors, actuaries, external lawyers and other external professionals hired by Party B in its own name or in the name of Party A for purposes related to this Agreement, litigation costs and other reasonable expenses incurred by Party B to strengthen risk control and carry out equal services such as bank transfer, batch investigation and SMS notification for authorized businesses.

9.2

Third party costs and expenses shall be borne by Party A, and shall be paid in by Party B in accordance with the actual amount from the business settlement or payment account for the agency business. Under no circumstances shall Party B be obligated to pay, or to advance on behalf of Party A, such costs and expenses using its own funds.

9.3	Unless otherwise provided in this Agreement, Party A shall not be liable for any other expenses incurred in connection with the agency business.

10.	Taxation

10.1

Party A shall be responsible for all tax obligations required to be borne by Party A as tax obligor or withholding obligor pursuant to tax laws and regulations. Party A shall bear and pay all expenses incurred in connection with such tax obligations.

10.2

If it is provided in tax laws and regulations that Party B may pay taxes or perform the tax payment or withholding obligations on Party A’s behalf, Party B shall directly perform such obligations; if it is provided that Party A shall pay taxes on aggregate basis, Party B shall provide all necessary assistance to Party A, including but not limited to assistance in the preparation of tax declaration forms, the preparation and provision of necessary files and documents as required to perform tax obligations.

10.3	Party B shall be liable for the payment of any taxes that are imposed on it in accordance with applicable tax laws and regulations.

11.	Representations, Warranties and Undertakings

Each Party to this Agreement makes the following representations, warranties and undertakings to the other Party:

(i)

It has obtained adequate power and authority (including but not limited to the procurement of approvals, consents and permits from relevant regulatory authorities, and the internal authorization of the company) to sign this Agreement;

(ii)	After this Agreement comes into effect in the manner set forth herein, it shall be binding on such Party, and will be enforceable against such Party in accordance with its terms;

(iii)	All terms of this Agreement are in compliance with Articles of Association of such parties, and with the laws and regulations of China.

12.	Term

12.1	This Agreement shall remain in effect until December 31, 2024.

12.2	During the effective term hereof, each party shall have the right to send a written notice of no less than 90 days to the other party for early termination of this Agreement.

13.	Indemnification

13.1

Any claim, suit, loss, judgment, damages, fines or expenses (hereinafter collectively referred to as a “Loss”) sustained by Party B, its directors, officers, employees, agents or representatives (hereinafter collectively referred to as “Indemnified Parties”) in the performance of their duties under this Agreement, shall be fully indemnified by Party A. Party A shall hold each Indemnified Party harmless against any such Loss and/or liability, unless it is finally determined through legal or administrative procedures or consultations between Party A and Party B that such Loss and/or liability is caused due to the fault of such Indemnified Party.

13.2

Notwithstanding any other provision of this Agreement, Indemnified Parties shall not be responsible for any loss of Party A or any third party caused by any action or inaction, or by any erroneous decision, on the part of an Indemnity Party in discharging its obligations under this Agreement, unless it is finally determined through legal or administrative procedures or consultations between Party A and Party B that such loss was incurred due to the fault of such Indemnified Party.

13.3

If, based on the experiences, capabilities or qualifications of the Indemnified Parties, the losses described in the above two sections can or should be expected, the Indemnified Parties shall promptly notify Party A of the possibility of such losses and fulfill appropriate duties and obligations as agreed herein. Otherwise, the Indemnified Parties will not be indemnified according to this indemnity clause.

13.4	This indemnity clause shall survive the termination of this Agreement, regardless of the manner in which this Agreement is terminated.

14.	Liability for Breach

14.1

If Party A has not paid, or is incapable of paying, Party B the service fees in accordance with the terms of this Agreement, it shall pay a penalty of 0.021% of the amount due to Party B for each day that such amount is overdue, until the service fee is paid in full. Party B may deduct amounts payable by Party A from any cash dividends payable by Party B to Party A.

14.2

Notwithstanding the effect or implementation of the foregoing provision, if (i) Party A has not paid or is incapable of paying service fees in full to Party B as stipulated by this Agreement, and the amount due reaches RMB100,000,000 or more, or (ii) Party A has not transferred or is incapable of transferring adequate funds into Party B’s account as provided by this Agreement, as a result of which the claims, benefit amounts, commissions, and/or third party costs and expenses that are not timely paid by Party B reach RMB300,000,000 or more, Party B shall be entitled to send to Party A a written notice of rescission. Unless waived by Party B, this Agreement shall be rescinded upon the 30th day after such written notice is delivered to Party A.

14.3

Subject to the restrictions set forth in Section 13.2 of this Agreement, in case of any economic losses incurred by Party A resulting from Party B’s violation of this Agreement in dealing with the insurance agency business hereunder or due to Party B’s errors in connection with the agency business, Party A shall have the right to require Party B to compensate for its actual losses.

15.	Termination

15.1

(a)	This Agreement shall be terminated upon the occurrence of any of the following circumstances:

(i)	The obligations under the Old Policies have been discharged;

(ii)

With the approval of the CIRC, Party A legally transfers all Old Policies to a third party, and such third party undertakes to perform the insurer’s duties under the Old Policies, or authorizes any institution other than Party B to perform the insurer duties thereunder;

(iii)	With the approval of each of Party B and CIRC, Party A authorizes any institution other than Party B to perform the insurer duties under the Old Policies;

(iv)	The term of this Agreement expires;

(v)	Party B effectively rescinds this Agreement pursuant to Section 14.2;

(vi)	Party A is unable to make payments, is declared bankrupt, enters into a liquidation procedure, is ordered to be dissolved, or is put into receivership.

(b)

If Party A has legally transferred part of the Old Polices to a third party with the approval of the CIRC, and such third party performs the insurer’s obligations under such Old Polices or authorizes a third party other than Party B to perform the insurer’s obligations thereunder, such Old Policies shall not be subject to this Agreement starting from the date of transfer.

15.2

If this Agreement is terminated due to the foregoing Section (a) (ii), (iii), (iv), (v) or (vi), or if the holders of a certain number of Old Policies are adversely affected or incur losses due to the foregoing Section (b), Party A shall assume all related liabilities. However, Party B shall not be exempted from its liability under this Agreement.

15.3

If this Agreement is terminated pursuant to Section 15.1 (a) or certain Old Policies are transferred pursuant to Section 15.1 (b) and are therefore no longer subject to this Agreement, the obligations and responsibilities of Party A and Party B under this Agreement that had already arisen before such termination shall not be terminated or affected thereby.

16.	Force Majeure

16.1	If a Party fails to perform in whole or in part its duties under this Agreement due to an event of force majeure, this performance shall be suspended in the affected period of force majeure.

16.2

The Party claiming that it has been affected by an event of force majeure shall inform the other Party of such event of force majeure in writing as soon as possible, and shall provide the other Party with appropriate evidence regarding the existence and duration of such event of force majeure within 15 days after the occurrence thereof. The Party claiming that the performance of its obligations under this Agreement is objectively impossible and impracticable due to such event of force majeure shall take all reasonable measures to eliminate or reduce any affect caused by such event of force majeure.

16.3

Upon of occurrence of any event of force majeure, both Parties shall immediately decide through friendly consultation with each other in respect of the performance of their obligations under this Agreement, and shall immediately resume the performance of their respective obligations hereunder upon the termination or elimination of such event of force majeure or its effect.

16.4

Force majeure means the objective circumstances, occurring after this agreement becomes effective that cannot be reasonably controlled, predicted, avoided or overcome even if predicted, and which make the performance of the obligations under this Agreement in whole or in part objectively impossible or impracticable (including, but not limited to, circumstances when such obligations cannot be performed even after spending a reasonable amount of money). Such circumstances include but are not limited to floods, fires, droughts, wind, earthquakes, and other acts of God, strikes, riots, turmoil and wars (declared or not) and the acts or omissions of governmental authorities.

17.	Confidentiality

Unless otherwise provided by law or relevant regulatory authorities or in order to meet the legal disclosure requirements of information on Party B when it is to be listed or as a listed company, either Party shall not provide or disclose to any company, enterprise, organization or individual the business-related information or data of the other Party without the prior written approval of the other Party.

18.	Assignment

Neither Party may assign any right or obligation under this Agreement without the prior written approval of the other Party.

19.	Non-Waiver

Unless otherwise provided for by law, any delay or failure on the part of either Party hereto to exercise any right, power or privilege under this Agreement shall not operate as a waiver thereof, nor shall any partial exercise of any right, power or privilege preclude the exercise of any right, power or privilege in the future.

20.	Notices

Any notice related to this Agreement shall be sent in writing, and shall be delivered in person or by fax or mail. If delivered in person, such notice shall be deemed delivered upon submission. If sent by fax, such notice shall be deemed delivered when the fax machine of the sending party indicates that the fax has been transmitted. If delivered by mail, such notice shall be deemed delivered on the third business day (statutory holidays excluded) following the day such notice was mailed. Notices shall become effective upon delivery.

Addresses of the Parties are as following:

China Life Insurance (Group) Company	China Life Insurance Company Limited
Address: China Life Center, 17 Financial Street, Xicheng District, Beijing	Address: China Life Plaza, No. 16 Financial Street, Xicheng District, Beijing

Telephone: 010-66009999 Facsimile:010-66009301	Telephone: 010-63633333 Facsimile:010-66575722

If both Parties send out notices to each other by telephone or other means and mutually acknowledge such notices, such notices shall be effective notices.

21.	Performance of this Agreement

21.1

As Party B is a joint stock limited company listed on the Hong Kong Stock Exchange, the transactions under this Agreement shall constitute a connected transaction of Party B as described in the Hong Kong Stock Exchange Listing Rules (the “Listing Rules”). According to the Listing Rules, such transactions may be conducted only after obtaining a waiver from Hong Kong Stock Exchange or the approval of independent shareholders and/or in conformity with any other requirements concerning connected transactions under the Listing Rules. Therefore, the performance of the obligations set forth in this Agreement shall, to the extent that they relate to such connected transactions, be subject to the approval of the Hong Kong Stock Exchange and/or conditional on conforming to any other requirements concerning connected transactions under the Listing Rules in effect from time to time. Both Party A and Party B undertake to observe the relevant requirements of the Listing Rules.

21.2

If the Hong Kong Stock Exchange exemption contains additional conditions, the obligations set forth in this Agreement shall be performed in accordance with such additional conditions. Both Party A and Party B undertake to strictly observe such conditions.

22.	Further Actions

Both Parties shall take further actions and measures in order to fully and effectively perform this Agreement, including consultations with each other to set forth the execution plan or detailed rules of this Agreement in accordance with the principles set forth in this Agreement, and provided that such plan or rules shall not violate the terms hereof.

23.	Governing Law and Disputes Settlement

23.1	This Agreement shall be governed by, and interpreted and enforced in accordance with, the laws of China.

23.2

Any disputes arising from or related to this Agreement shall first be settled by the Parties through friendly consultations. If no resolution is reached within 30 days after the dispute occurs, either Party may submit such dispute to the China International Economic Trade Arbitration Commission for arbitration in accordance with its arbitration rules in effect when such dispute is submitted. The arbitration award shall be final and binding on both Parties.

24.	Effectiveness, Versions and Modifications

24.1	This Agreement shall come into effect as from January 1, 2022.

24.2	This Agreement is executed in four originals, with two originals to be kept by each Party. Each original shall have the same legal effect.

24.3

Any amendment to this Agreement shall be made only pursuant to a written agreement which is executed by the legal representative or its authorized representatives and is affixed with the official seal of each Party, and shall be approved by each Party after taking appropriate corporate actions. If such modification constitutes a material and significant change to this Agreement, it shall become effective upon the notification of and procurement from approval from the Hong Kong Stock Exchange and/or a shareholders’ meeting of Party B (if applicable) (subject to the listing rules in effect from time to time and requirements of the Hong Kong Stock Exchange then in effect).

24.4

If amendments to Chinese laws, regulations or relevant departmental rules would affect the performance of this Agreement, both Parties shall, based upon the object of this Agreement and the principles of equity and reasonableness, through friendly negotiations, timely modify the affected provisions in order to eliminate and lessen, to the extent possible, the impact caused by such amendments.

Party A: China Life Insurance (Group) Company (Seal)	Party B: China Life Insurance Company Limited (Seal)
Legal Representative/ Authorized Representative (Signature)	Legal Representative/ Authorized Representative (Signature)